UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited ( “MakeMyTrip”) is incorporating by reference the information set forth in the body of this Form 6-K, certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated financial statements as of December 31, 2016 and for the three months and nine months ended December 31, 2016 and 2015 comprising “Condensed Consolidated Statement Of Financial Position”, “Condensed Consolidated Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Statement Of Changes In Equity”, “Condensed Consolidated Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Material Recent Developments Since December 31, 2016”, “Fiscal 2017 Third Quarter Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) and Exhibit 99.2 to this Form 6-K into its registration statement on Form F-3 (File No. 333- 193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On January 31, 2017, MakeMyTrip issued an earnings release announcing its unaudited financial results for the third fiscal quarter 2017 (i.e. quarter ended December 31, 2016). A copy of the earnings release dated January 31, 2017 is attached hereto as Exhibit 99.1.

On October 18, 2016, MakeMyTrip announced that it had entered into a Transaction Agreement with MIH Internet SEA Private Limited (“Parent”) and, solely for the purposes of Article XIII thereof, MIH B2C Holdings B.V., providing for, among other things, the acquisition of ibibo Group Holdings (Singapore) Pte. Ltd (“ibibo Group”), together with certain other transactions contemplated (collectively, the “Transaction”). On January 31, 2017, MakeMyTrip completed its merger with ibibo Group. In connection with the completion of the Transaction, Parent contributed its pro rata share of consolidated net working capital of approximately $82.8 million in cash to MakeMyTrip at completion (which is subject to adjustments after completion). A copy of the press release dated January 31, 2017 announcing ibibo Group’s merger with MakeMyTrip is attached hereto as Exhibit 99.2.

In consideration for the acquisition of ibibo Group, MakeMyTrip issued 38,971,539 Class B shares to Parent, the rights and preferences of which are governed by the Terms of Issue of the Class B shares. In addition, Parent exercised its option to purchase 413,035 new ordinary shares of MakeMyTrip at $21.19 per share for a total cash consideration of $8.75 million. Upon completion of the Transaction, MakeMyTrip will have 91,186,205 issued and outstanding voting shares, including 38,971,539 Class B shares and 413,035 ordinary shares held by Parent, and 9,857,028 ordinary shares held by Ctrip.com International, Ltd.

Effective upon the closing of the Transaction, MakeMyTrip’s board of directors will consist of ten members, being Vivek N. Gour, Gyaneshwarnath Gowrea, Aditya Tim Guleri, Deep Kalra, Pat Kolek, James Jianzhang Liang, Rajesh Magow, Oliver Rippel, Charles Searle and Yuvraj (Raj) Thacoor (in alphabetical order). The audit committee will consist of Vivek N. Gour and Aditya Tim Guleri as members, with Pat Kolek being appointed as an observer. The compensation committee will consist of Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Rippel as members.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated January 31, 2017.

99.2	Press release in relation to the completion of ibibo Group’s merger with MakeMyTrip dated January 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated January 31, 2017.

99.2	Press release in relation to the completion of ibibo Group’s merger with MakeMyTrip dated January 31, 2017.